UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

NEOS THERAPEUTICS, INC.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

64052L106

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64052L106		SCHEDULE 13G	Page 2 of 8 Pages

1.	Names of Reporting Persons RODNEY F. DAMMEYER

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization UNITED STATES

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 866,571 (1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 866,571 (2)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 866,571

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 3.0% (3)

12.	Type of Reporting Person IN

(1)         Consists of 577,715 shares held by C.A.C. LLC, of which Rodney F. Dammeyer is the sole member, and 288,856 shares held by DRD Family Partnership, L.P., of which Rodney F. Dammeyer is a General Partner. As such, Rodney F. Dammeyer may be deemed to have sole voting power over the shares held by C.A.C. LLC and DRD Family Partnership, L.P.

(2)         Consists of: 577,715 shares held by C.A.C. LLC, of which Rodney F. Dammeyer is the sole member, and 288,856 shares held by DRD Family Partnership, L.P., of which Rod Dammeyer is a General Partner. As such, Rodney F. Dammeyer may be deemed to have sole dispositive power over the shares held by C.A.C. LLC and DRD Family Partnership, L.P.

(3)         The percent of class was calculated based on 28,996,956 shares of common stock issued and outstanding as of November 3, 2017, as set forth in the Issuer’s most recent 10-Q filed with the Securities and Exchange Commission on November 9, 2017.

CUSIP No. 64052L106		SCHEDULE 13G	Page 3 of 8 Pages

1.	Names of Reporting Persons C.A.C. LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization ILLINOIS

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 577,715 (1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 577,715 (2)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 577, 715

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 2.0% (3)

12.	Type of Reporting Person OO

(1)         All of such shares are directly held by C.A.C. LLC, of which Rodney F. Dammeyer is the sole member and as such may be deemed to have sole voting power over any shares held directly by C.A.C. LLC.

(2)         All of such shares are directly held by C.A.C. LLC, of which Rodney F. Dammeyer is the sole member and as such may be deemed to have sole dispositive power over any shares held directly by C.A.C. LLC.

(3)         The percent of class was calculated based on 28,996,956 shares of common stock issued and outstanding as of November 3, 2017, as set forth in the Issuer’s most recent 10-Q filed with the Securities and Exchange Commission on November 9, 2017.

CUSIP No. 64052L106		SCHEDULE 13G	Page 4 of 8 Pages

1.	Names of Reporting Persons DRD FAMILY PARTNERSHIP, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization ILLINOIS

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 288,856 (1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 288,856 (2)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 288,856

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.	Percent of Class Represented by Amount in Row 9 1.0% (3)

12.	Type of Reporting Person PN

(1)         All of such shares are directly held by DRD Family Partnership, L.P., of which Rodney F. Dammeyer is a General Partner. As such, he may be deemed to have sole voting power over any shares held directly by DRD Family Partnership, L.P.

(2)         All of such shares are directly held by DRD Family Partnership, L.P., of which Rodney F. Dammeyer is a General Partner. As such, he may be deemed to have sole dispositive power over any shares held directly by DRD Family Partnership, L.P.

(3)         The percent of class was calculated based on 28,996,956 shares of common stock issued and outstanding as of November 3, 2017, as set forth in the Issuer’s most recent 10-Q filed with the Securities and Exchange Commission on November 9, 2017.

CUSIP No. 64052L106		SCHEDULE 13G	Page 5 of 8 Pages

Item 1.	Issuer
(a)	Name of Issuer: NEOS THERAPEUTICS, INC. (the “Issuer”)
(b)	Address of Issuer’s Principal Executive Offices: 2940 N. Highway 360 Grand Prairie, TX 75050

Item 2.	Filing Person
(a) – (c)

Name of Persons Filing; Address; Citizenship:
(i)            Rodney F. Dammeyer; 4350 La Jolla Village Drive, Suite 320, San Diego, CA 92122; United                 States

(ii)           C.A.C. LLC; 4350 La Jolla Village Drive, Suite 320, San Diego, CA 92122; Illinois

(iii)          DRD Family Partnership, L.P.; 4350 La Jolla Village Drive, Suite 320, San Diego, CA 92122;                 Illinois

(d)	Title of Class of Securities: Common stock, $0.001 par value per share, (the “Common Stock”)
(e)	CUSIP Number: 64052L106

Item 3.		If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act;
(b)	☐	Bank as defined in section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act;
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐	A non-U.S. institution in accordance with Rule 240.13d–1(b)(1)(ii)(J);
(k)	☐

Group, in accordance with Rule 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 64052L106			SCHEDULE 13G	Page 6 of 8 Pages

Item 4.	Ownership.
	(a)	Amount beneficially owned: Rodney F. Dammeyer: 866,571 C.A.C. LLC: 577,715 DRD Family Partnership, L.P.: 288,856
	(b)	Percent of class: Rodney F. Dammeyer: 3.0% C.A.C. LLC: 2.0% DRD Family Partnership, L.P.: 1.0%
	(c)	Number of shares as to which the person has: **See footnotes on cover page, which are incorporated by reference.**
		a.	Sole power to vote or to direct the vote: Rodney F. Dammeyer: 866,571 C.A.C. LLC: 577,715 DRD Family Partnership, L.P.: 288,856
		b.	Share power to vote or to direct the vote: Rodney F. Dammeyer: 0 C.A.C. LLC: 0 DRD Family Partnership, L.P.: 0
		c.	Sole power to dispose or to direct the disposition of: Rodney F. Dammeyer: 866,571 C.A.C. LLC: 577,715 DRD Family Partnership, L.P.: 288,856
		d.	Shared power to dispose or to direct the disposition of: Rodney F. Dammeyer: 0 C.A.C. LLC: 0 DRD Family Partnership, L.P.: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

CUSIP No. 64052L106	SCHEDULE 13G	Page 7 of 8 Pages

Item 10.	Certification.
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2018

/s/ Rodney F. Dammeyer
Rodney F. Dammeyer

C.A.C. LLC

By:	/s/ Rodney F. Dammeyer
Rodney F. Dammeyer
Managing Member

DRD FAMILY PARTNERSHIP, L.P.

By:	/s/ Rodney F. Dammeyer
Rodney F. Dammeyer
General Partner